

DIAMANTE BLOCKCHAIN
Revolutionary Fintech Ecosystem

Dinesh Patel · 2nd

∞ **Diamante Blockchain**

Founder & CEO of Diamante Blockchain and Honey Star Inc.

Kansas City Metropolitan Area · 500+ connections ·
Contact info

Featured

PayCircle is a Defi payment application built for global businesses and individuals. PayCircle allows...



Diamante successfully conducted POC of PayCircle its Defi payments application with...
finance.yahoo.com · 3 min read

Team diamante got featured at Advancement With Ted Danson. The show was televised via CNBC. ...



Diamante At Advancement With Ted Danson
youtube.com

👍 1

Activity

2,014 followers

 **India's Finance Minister Says a "Window" for Bitcoin is Coming -...**
Dinesh shared this
4 Reactions

 **Diamonds.net - IIJS Signature Show to Take Place in April**
Dinesh shared this

 **Nirmala Sitharaman on cryptocurrency: We will take calibrated stance, can't...**
Dinesh shared this
2 Reactions

 **Looking at ways to experiment with digital world and cryptocurrency: F**
Dinesh shared this
1 Reaction

See all activity

Experience

 **Founder & CEO, Diamante Blockchain**
Diamante Blockchain
May 2018 – Present · 3 yrs
15621 W 87th St Pkwy Suite#146 Lenexa KS 66219 USA

Founder
Honey Star Inc
Sep 2007 – Present · 13 yrs 8 mos
Kansas City, Missouri Area

• Identified opportunities for expanding business operations in US markets. Increased revenues from $500,000 to $ 12.5 million in first five years and brought the company into profitability and continuing growth.
• Overlook marketing purchase and sales, Inventory, financial, operating, business ...see more

Senior Vice President
Sutariya Gems
Apr 2003 – Jul 2007 · 4 yrs 4 mos
Iseael & Mumbai

• Delivered thought, sales targeted increasing revenues every year.
• Manage specific quality grades in polished diamonds & Manufacturing Dept to meet customer requirements.
• Travelled Israel, Belgium to expand business & meet existing and new suppliers a ...see more

 **Vaghasia Bros**



10 yrs 1 mo

Vice President
Nov 1999 – Mar 2003 · 3 yrs 5 mos
Tel Aviv Area, Israel

Vaghasia Bros, Tel Aviv, Israel
• Rough diamonds buying and exporting to india head office and also selling rough diamonds in Israel Diamond Exchange Building, Ramat-Gan, Israel
• Polished diamond buying, manufacturing in Romania and selling in Israel also trav ...see more

Senior Executive Manager
Jan 1998 – Oct 1999 · 1 yr 10 mos
Tel Aviv Area, Israel

Vaghasia Bros Israel Polished Diamonds Dept 1998- 1999
• Importing of polished diamonds from head office, India and also start to buy polished diamonds in Diamond exchange building, Ramat-gan, Israel on demand and sell them to Israel & Belgium. ...see more

Show 2 more roles ⌄



